Exhibit 99.1

Nord Anglia Education Announces Completion of Merger

HONG KONG, September 4, 2017 /PRNewswire/ — Nord Anglia Education, Inc. (NYSE: NORD) (“Nord Anglia Education” or the “Company”), the world’s leading premium schools organization, today announced the completion on September 1, 2017 of the merger contemplated by the previously announced agreement and plan of merger dated as of April 25, 2017 (the “Merger Agreement”), among the Company, Bach Finance Limited (“Parent”) and Bach Acquisitions Limited (“Merger Sub”), a subsidiary of Parent. As a result of the merger, the Company became a subsidiary of Parent and will cease to be a publicly traded company.

In accordance with the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on August 21, 2017, each outstanding ordinary share of the Company (the “Shares”) has been cancelled in exchange for the right to receive US$32.50 per Share in cash, without interest and net of any applicable withholding taxes, except for (i) Shares held by Premier Education Holdings Ltd (“Premier Education”) or any transferee of Premier Education, (ii) Shares held by Parent, the Company or any of their subsidiaries, and (iii) Shares held by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Companies Law (2016 Revision) of the Cayman Islands (the “Dissenting Shares”). Under the terms of a share sale and support agreement between Parent and Premier Education, Premier Education sold its Shares to Parent on the closing date for US$32.50 per Share, after which such Shares were cancelled for no consideration in the merger. Shares held by Parent, the Company or their subsidiaries were cancelled for no consideration in the merger. The Dissenting Shares were cancelled and, if they elect to continue with their dissent, former holders thereof will be entitled to receive the fair value of the Dissenting Shares held by them determined in accordance with Section 238 of the Companies Law (2016 Revision) of the Cayman Islands.

Former registered shareholders entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their Shares in exchange for the merger consideration.

The Company also announced today that it requested that trading of its Shares on the New York Stock Exchange (the “NYSE”) be suspended before the market opens on September 5, 2017 (New York time). The Company requested that the NYSE file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its Shares on the NYSE and the deregistration of the Company’s registered securities. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC. The Company’s obligation to file reports with the SEC, including reports on Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate when the deregistration becomes effective.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by terminology such as “if,” “will,” “expect,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Nord Anglia Education, Inc.

Nord Anglia Education (NYSE: NORD) is the world’s leading premium schools organization. Our 46 international schools are located in China, Europe, the Middle East, Southeast Asia and the Americas. Together, they educate more than 39,000 students from kindergarten through to the end of secondary education.  We are driven by one unifying philosophy - we are ambitious of our students, our people and our family of schools. Our schools deliver a high quality education through a personalized approach enhanced with unique global opportunities to enable every student to succeed. We primarily operate in geographic markets with high foreign direct investment, large expatriate populations and rising disposable income. We believe that these factors contribute to high demand for premium schools and strong growth in our business.  Nord Anglia Education is headquartered in Hong Kong SAR, China. Our website is www.nordangliaeducation.com.

For further information, please contact:

Investors:
Vanessa Cardonnel
Corporate Finance and Investor Relations Director — Nord Anglia Education
Tel: +852 3951 1130
Email: vanessa.cardonnel@nordanglia.com

Media:
Brunswick Group
Tripp Kyle / Patricia Graue
Tel: +1 212 333 3810
Email: nordanglia@brunswickgroup.com

Sarah Doyle
Head of Brand — Nord Anglia Education
Tel: +852 3951 1144
Email: sarah.doyle@nordanglia.com